Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: June 16, 2004	No. 16/04

IAMGOLD ADVISES SHAREHOLDERS NOT TO COMPLETE OR DEPOSIT GOLDEN STAR
PROXIES, AND TO AWAIT FURTHER COMMUNICATIONS FROM THE BOARD OF
 DIRECTORS CONCERNING THE WHEATON RIVER AND GOLDEN STAR TRANSACTIONS

Toronto, Ontario: June 16, 2004 — IAMGOLD Corporation announced today that Golden Star Resources Ltd. ("GSR") has commenced a dissident proxy solicitation program in an effort to influence voting at the annual and special meeting of the shareholders of IAMGOLD to be reconvened on June 29, 2004. At that meeting, IAMGOLD shareholders will be asked to approve matters relating to the business combination of IAMGOLD and Wheaton River Minerals Ltd. (the "Wheaton River Transaction"). GSR recently made an unsolicited non-negotiated take-over bid for the common shares of IAMGOLD (the “GSR Bid”).

As previously announced, the Board of Directors of IAMGOLD has appointed a Special Committee of directors who are independent of IAMGOLD management to consider the GSR Bid in comparison with the Wheaton River Transaction, and to make recommendations to the full Board. The Special Committee has engaged RBC Dominion Securities Inc. and Ogilvy Renault to act as its financial and legal advisers, respectively.

IAMGOLD encourages its shareholders:

s	not to complete or deposit the green form of proxy being circulated by GSR,

s	not to revoke any proxy previously deposited,

s	not to deposit any common shares of IAMGOLD to the GSR Bid, and

s	not to take any other action concerning the Wheaton River Transaction or the GSR Bid until shareholders have received further communications from the Board of Directors of IAMGOLD.

After receiving the report and recommendations of the Special Committee, the Board will issue and send to shareholders a Supplement to the Joint Management Information Circular previously sent to shareholders concerning the Wheaton River Transaction, and will also issue a

Directors’ Circular concerning the GSR Bid. Those documents, which will be issued and sent to IAMGOLD shareholders on or before June 25, 2004, will contain important information including:

s	the Special Committee’s views concerning the GSR Bid in comparison to the Wheaton River Transaction;

s	the Board’s recommendation as to whether IAMGOLD shareholders should accept or reject the GSR Bid;

s
the Board’s recommendation to those IAMGOLD shareholders who are entitled to vote on the Wheaton River Transaction as to how they should vote at the shareholders meeting to be reconvened on June 29, 2004; and

s
a description of the procedures to be followed by shareholders who are entitled to vote to ensure that their IAMGOLD shares will be voted in person or by proxy at the June 29 shareholders meeting, including the deadline by which properly completed proxies must be deposited in order to be valid for use at the meeting.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	or	Tom Atkins
President & Chief Executive Officer		Vice President, Investor Relations

Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.